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                          February 2, 2024

       Amir Reichman
       Chief Executive Officer
       Scinai Immunotherapeutics Ltd.
       Jerusalem BioPark, 2nd Floor
       Kiryat Hadassah, Building 1, JBP
       Jerusalem, Israel 9112001

                                                        Re: Scinai
Immunotherapeutics Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed January 30,
2024
                                                            File No. 333-276767

       Dear Amir Reichman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at 202-551-6761 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Steven A. Lipstein